SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No.   )*

                  American Custom Components, Inc.
                          (Name of Issuer)

                   Common Stock, $.001 par value
                   (Title of Class of Securities)

                            025312 10 9
                           (CUSIP Number)

                        Richard Cutler, Esq.
                  Law Offices of M. Richard Cutler
    610 Newport Center Drive, Suite 800, Newport Beach, CA 92660
                           (949) 719-1977
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications)

                         December 22, 1998
      (Date of Event Which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

  Check the following box if a fee is being paid with the Statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

  CUSIP NO.   025312 10 9

   1.  NAME OF REPORTING PERSONS - S.S. OR I.R.S.
       IDENTIFICATION NUMBERS OF ABOVE PERSONS:

       Martin Tony Walk

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

    [    ]      A
    [    ]      B

   3.  SEC USE ONLY:



   4. SOURCE OF FUNDS: Shares issued in connection with an Agreement and Plan of Reorganization dated
       August 15, 1997, as amended.

   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [    ]

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Martin Tony Walk is a citizen of the United States.

   7.  SOLE VOTING POWER:   2,746,000

   8.  SHARED VOTING POWER:   - 0 -

   9.  SOLE DISPOSITIVE POWER:   5,492,000

   10. SHARED DISPOSITIVE POWER:   - 0 -

   11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON:
       5,492,000

   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES: [    ]

   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
       (11):   40.8%

   14. TYPE OF REPORTING PERSON:            IN

   ITEM 1.   Security and Issuer.

         Common Stock, $0.001 par value, of American Custom
         Components, Inc., 3310 W. MacArthur Blvd., Santa Ana,
         California 92704.

   ITEM 2.   Identity and Background.

         This statement is filed on behalf of:

             1.  (a)    Name:   MARTIN TONY WALK
                 (b)    Business Address:
                         177 Promontory West
                         Newport Beach, California
                         92660

                 (c)    Principal Occupation:
                        Director of Marketing at
                        American Custom Components,
                        Inc.

                 (d)     During the last
                         five years, Martin
                         Tony Walk has not
                         been convicted in a
                         criminal proceeding.

                 (e) During the last five years, Martin Tony Walk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                 (f)     Citizenship:  United States

  ITEM 3.   Source and Amount of Funds or Other
            Consideration.

            Martin Tony Walk is the beneficial owner of 5,492,000 shares of common stock of American Custom Components, Inc., a Nevada corporation ("ACC-NV"), as a result of the merger of American
            Custom Components, Inc., a California corporation ("ACC-CA"), with and into ACC-NV pursuant to an Agreement and Plan of Reorganization dated August 15, 1997, as amended.

  ITEM 4.   Purpose of Transaction.

            See Item 3. No additional acquisitions or dispositions of shares are contemplated.

  ITEM 5.   Interest in Securities of the Issuer

            Of the 13,473,340 shares of Common Stock outstanding, Martin Tony Walk has sole dispositive power over 5,492,000 shares, or 40.8% of the total shares. The voting power over one-half (1/2) of the 5,492,000 shares of common stock owned by Martin Tony Walk has been granted John Fritch, Director of ACC-NV, pursuant to a written proxy.

  ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See Item 5.

  ITEM 7.   Materials to be Filed as Exhibits.

            7.1  Written Proxy executed by Martin Tony Walk.
            7.2 Cancellation of Proxy executed by Martin Tony Walk and John Groom.

                                SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated: January 19, 1999                   /s/ Martin Tony Walk
                                              Martin Tony Walk